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                                                                      Exhibit 16



July 9, 2001


Securities and Exchange Commission
Washington, D.C. 20549


Ladies and Gentlemen:

We were previously principal accountants for The Newhall Land and Farming Company Employee Savings Plan (the Plan) and, under the date of May 11, 2000 we reported on the financial statements of the Plan as of and for the years ended December 31, 1999 and 1998. On March 21, 2001 our appointment as principal accountants for the Plan was terminated. We have read the Plan's statements included under Item 4 of its Form 8-K dated March 21, 2001, and we agree with such statements, except we are not aware of the existence of a condition required to be reported under Item 304(a)(1)(v) of Regulation S-K. Therefore, we take no position with respect to the Plan's statement in paragraph 2 of Item 4.


Very truly yours,


/s/ KPMG LLP